BlackRock MuniYield Investment Fund (the “Registrant”)

77Q1(d):

Copies of all constituent instruments defining the rights of the holders of any new class of securities and of any amendments to constituent instruments referred to in answer to sub-item 77I.

A copy of (i) the Registrant's Amendment to the Certificate of Designation dated May 17, 2011 Establishing and Fixing the Rights and Preferences of the Fund’s Series W-7 Variable Rate Demand Preferred Shares filed with the Secretary of the Commonwealth of Massachusetts on June 20, 2012 and (ii) the Registrant’s Series W-7 Variable Rate Demand Preferred Shares Notice of Special Rate Period dated June 20, 2012 and filed with the Registrant’s books and records are attached under sub-item 77Q1(a).